FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of July 2003

HOLMES FINANCING (No 4) PLC
HOLMES FUNDING LIMITED
HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent's
Place, London NW1 3AN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . No . . .X. . . .

All values are in thousands of pounds sterling unless otherwise stated

Mortgage Asset Analysis

Analysis of Mortgage Trust Movements

	Current Period	
	Number	£000's
Brought Forward	362,445	24,018,578
Replenishment	14,044	1,047,539
Repurchased	(5,713)	(410,680)
Redemptions	(11,173)	(727,504)
Losses	(14)	(6)
Capitalised Interest	0	1,139
Other Movements	0	(1)
Carried Forward	359,589	23,929,065

	Cumulative	
	Number	£000's
Brought Forward	115,191	6,399,214
Replenishment	570,582	40,610,717
Repurchased	(148,405)	(10,317,541)
Redemptions	(177,528)	(12,770,361)
Losses	(251)	(631)
Capitalised Interest	0	7,667
Other Movements	0	0
Carried Forward	359,589	23,929,065

	Period CPR	Annualised CPR	
1 Month	4.76%	72.83%	**(including
			redemptions
3 Month	16.22%	83.99%	and
12 Month	59.01%	59.01%	repurchases)

** The annualised CPR's are expressed as a percentage of the
  outstanding balance at the end of the period

Asset Profiles

Weighted Average Seasoning	34.48	months
Weighted Average Loan size	£66,545.60	
Weighted Average LTV	76.64%	*** (see below)
Weighted Average Remaining Term	18.95	Years

Holmes Financing No 4 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 10 June 2003 to 08 July 2003

All values are in thousands of pounds sterling unless otherwise stated

Product Type Analysis	£000's	%
Variable Rate	10,076,529	42.11%
Fixed Rate	5,149,535	21.52%
Tracker Rate	8,703,001	36.37%
	23,929,065	100.00%

As at 8th July 2003 approximately 6% of the loans were flexible
loans

Mortgage Standard Variable
Rate

Effective Date	Rate
01 March 2003	5.79%
01 November 2002	5.94%
01 December 2001	6.10%

Geographic Analysis

Region	Number	£000's	%
East Anglia	13,905	839,720	3.51%
East Midlands	18,889	1,061,748	4.44%
Greater London	61,182	5,253,439	21.95%
North	15,129	730,192	3.05%
North West	40,845	2,107,061	8.81%
Scotland	15,716	843,151	3.52%
South East	94,202	7,467,940	31.21%
South West	27,898	1,819,566	7.60%
Wales	18,291	897,404	3.75%
West Midlands	24,190	1,369,610	5.72%
Yorkshire and Humberside	22,604	1,115,345	4.66%
Unknown	6,738	423,889	1.77%
Total	359,589	23,929,065	100.00%

All values are in thousands of pounds sterling unless otherwise stated

Original LTV Bands

Range	Number	£000's	%
0.00 - 25.00	7,043	286,597	1.20%
25.01 - 50.00	43,245	2,356,048	9.85%
50.01 - 75.00	101,526	7,250,851	30.30%
75.01 - 80.00	19,292	1,415,483	5.92%
80.01 - 85.00	25,073	1,900,451	7.94%
85.01 - 90.00	53,334	4,119,398	17.22%
90.01 - 95.00	110,076	6,600,237	27.58%
Total	359,589	23,929,065	100.00%

*** The balance is the current outstanding balance on the account
  including accrued interest. The LTV is that at origination and
  excludes any capitalised high loan to value fees, valuation fees
  or booking fees.

Arrears

Band	Number	Principal	Overdue	%
Current	349,528	23,319,729	(2,525)	97.48%
1.00 - 1.99 months	6,229	378,294	2,975	1.58%
2.00 - 2.99 months	1,711	103,274	1,513	0.43%
3.00 - 3.99 months	773	45,834	966	0.19%
4.00 - 4.99 months	447	25,603	705	0.11%
5.00 - 5.99 months	270	15,610	510	0.07%
6.00 -11.99 months	511	29,187	1,421	0.12%
12 months and over	58	2,874	291	0.01%
Properties in Possession	62	2,572	232	0.01%
Total	359,589	23,922,977	6,088	100.00%

Definition of Arrears
This arrears multiplier is calculated as the arrears amount (which
is
the difference between the expected monthly repayments and the
amount that has actually been paid, i.e. a total of under and/or
over payments) divided by the monthly amount repayable. It is
recalculated every time the arrears amount changes, i.e. on the
date when a payment is due.

Holmes Financing No 4 plc

Periodic Report re Holmes Trustees Limited and Holmes Funding Limited

For Period 10 June 2003 to 08 July 2003

All values are in thousands of pounds sterling unless otherwise stated

Movement in Shares of Trust

	Funding	Seller
	£000's	£000's
Balance Brought Forward	14,956,662	9,382,238
Replenishment of Assets	0	1,047,539
Acquisition by Funding	0	0
Distribution of Principal Receipts	0	(1,138,185)
Allocation of Losses	(4)	(2)
Share of Capitalised Interest	710	429
Payment Re Capitalised Interest	(710)	710
Balance Carried Forward	14,956,658	9,292,729

Carried Forward Percentage	61.67850%	38.32150%

Minimum Seller Share	956,919	3.95%

Cash Accumulation Ledger

	£000's
Brought Forward	1,080,667
Additional Amounts Accumulated	4
Payment of Notes	0
Carried Forward	1,080,671

Target Balance	1,080,646	payable on 15th July 2003

Liquidity Facilities	Drawn £000's	Undrawn £000's
Holmes Funding	£0	£25,000
Holmes Financing 1	£0	£25,000
Holmes Financing 2	£0	£25,000
Holmes Financing 3	£0	£25,000
Holmes Financing 4	£0	£25,000
Holmes Financing 5	£0	£25,000
Holmes Financing 6	£0	£25,000

Excess Spread

Quarter to 15/4/03	0.6113%
Quarter to 15/1/03	0.5960%
Quarter to 15/10/2002	0.5892%
Quarter to 15/7/2002	0.5891%

Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 10 June 2003 to 08 July 2003

All values are in thousands of pounds sterling unless otherwise stated

Reserve Funds	First Reserve	Second Reserve
Balance as at 15/04/2003	£224,153,726.50	£56,890,739.99
Required Amount as at 15/04/2003	£350,000,000.00	£154,931,296.00
Percentage of Notes	1.49%	0.38%

Properties in Possession

Stock

	Current Period	
	Number	£000's
Brought Forward	58	2,567
Repossessed in Period	14	1,030
Sold in Period	(10)	(562)
Carried Forward	62	3,035

	Cumulative	
	Number	£000's
Repossessed to date	326	15,738
Sold to date	(264)	(12,703)
Carried Forward	62	3,035

Repossession Sales Information

Average time Possession to Sale	79	Days
Average arrears at time of Sale	£3,060	

MIG Claim Status

	Number	£000's
MIG Claims made	155	1,149
MIG Claims outstanding	4	26

Average time claim to payment	35

Trigger Events
There has been no debit to the AAA Principal Deficiency Ledger
The Seller has not suffered an Insolvency Event
The Seller is still the Servicer
The Outstanding Principal balance is in excess of £21 billion


Holmes Financing No 4 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 10 June 2003 to 08 July 2003


All values are in thousands of pounds sterling unless otherwise stated

Retired Class A Notes

Date Retired	Holmes 1	Holmes 2	Holmes 3	Holmes4	Holmes 5	Holmes 6	Holmes 7
02Q3	-	703	-	-	352	-	-
02Q4	-	-	-	-	352	-	-
03Q1	-	-	750	-	-	-	-

Outstanding Class A Notes

Expected Redemption	Holmes 1	Holmes 2	Holmes 3	Holmes4	Holmes 5	Holmes 6	Holmes 7
03Q2	-	-	-	-	-	-	-
03Q3	600	-	-	-	-	481	-
03Q4	-	176	-	191	-	481	-
04Q1	-	176	-	191	-	-	241
04Q2	-	176	-	191	-	-	241
04Q3	-	176	-	191	-	-	-
04Q4	-	-	-	-	698	-	-
05Q1	-	-	750	-	-	-	-
05Q2	-	-	-	-	-	801	-
05Q3	650	-	-	-	-	-	-
05Q4	-	125	-	-	-	-	-
06Q1	-	125	-	-	-	-	803
06Q2	-	125	-	-	-	-	-
06Q3	-	125	500	1,340	-	-	-
06Q4	-	-	-	350	875	-	-
07Q1	-	-	-	-	-	-	161
07Q2	-	-	-	-	-	634	161
07Q3	575	-	-	-	-	-	-
07Q4	-	300	-	-	-	770	-
08Q1	-	-	-	-	-	-	-
08Q2	-	-	-	-	-	500	592
08Q3	-	-	-	-	-	-	-
08Q4	-	-	-	-	-	-	-
09Q1	-	-	-	-	-	-	-
09Q2	-	-	-	-	-	-	-
09Q3	-	-	-	-	-	-	-
09Q4	-	-	-	-	-	-	-
10Q1	-	-	-	-	-	-	-
10Q2	-	-	-	-	-	-	-
10Q3	250	-	-	-	-	-	-
10Q4	-	-	-	-	-	-	-

Holmes Financing No 4 plc

Periodic Report re Holmes Trustees Limited and Holmes Funding Limited

For Period 10 June 2003 to 08 July 2003

All values are in thousands of pounds sterling unless otherwise stated


Expected Redemption of Class A Notes
Holmes 1
Holmes 2
Holmes 3
Holmes4
Holmes 5
Holmes 6
Holmes 7
2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
03Q2
04Q2
05Q2
06Q2
07Q2
08Q2
09Q2
10Q2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 4) PLC

Dated: 16 July, 2003   **By / s / Natalie Weedon**
                                            (Authorised Signatory)